On June 1, 2010, as the result of a Plan of Arrangement approved by the holders of trust units of Precision Drilling Trust (the “Trust”) and the holders of Class B limited partnership units of Precision Drilling Limited Partnership on May 11, 2010 the Trust converted from an open-ended income trust to a corporation, “Precision Drilling Corporation”. Precision Drilling Corporation as the successor in interest to the Trust was accounted for as a continuity of interest whereby the consolidated financial statements reflect the financial position, earning results and cash flows as if Precision Drilling Corporation had always carried on the business formerly carried on by the Trust. All references to shares and shareholders in this Management Discussion and Analysis (“MD&A”) pertain to common shares and common shareholders subsequent to the conversion and units and unitholders prior to the conversion.
This MD&A, prepared as at March 15, 2011, focuses on the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it does not include all changes regarding general economic, political, governmental and environmental events. Additionally, other events may or may not occur which could affect Precision Drilling Corporation (the “Corporation” or “Precision”) in the future. In order to obtain an overall perspective, this discussion should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Information and Statements” and the audited Consolidated Financial Statements and related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (“GAAP”) between Canada and the United States are described in Note 20 to the Consolidated Financial Statements. Additional information relating to the Corporation, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.
2     Management’s Discussion and Analysis

Cautionary Statement Regarding Forward-looking Information and Statements
This Annual Report and MD&A contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of Precision’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking information and statements are included throughout this Annual Report and Management’s Discussion and Analysis.
Forward-looking information and statements include, but are not limited to, statements with respect to: 2011 expected cash provided by continuing operations; 2011 capital expenditures, including the amount and nature thereof; the performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; the rate of development and adoption of alternate energy sources to meet global energy requirements; the development and adoption of new drilling and completion techniques; expansion, consolidation and other development trends of the oil and natural gas industry; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; costs and financial trends for companies operating in the oil and natural gas industry; the effect of capital overbuild in the drilling industry in relation to current levels of demand; energy consumption trends; Precision’s business strategy, including the 2011 strategy, growth plans and outlook for Precision’s business segments; expansion and growth of Precision’s business and operations, including diversification of Precision’s earnings base; safety and operating performance; the size and capabilities of Precision’s drilling and service rig fleet, Precision’s market share and its position in the markets in which it operates; demand for Precision’s products and services; Precision’s management strategy; labour shortages and the effect of wage increases; climatic conditions; conditions in the credit markets and access to additional financing; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies and tax liabilities; expected payments pursuant to contractual obligations; the prospective impact of recent or anticipated regulatory changes; financing strategy; credit risks; the impact of changes in currency exchange rates; the prospective impact of Precision’s recent transition to International Financial Reporting Standards; and other such matters.
All such forward-looking information and statements are based on certain assumptions and analyses made by Precision in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors Precision believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; world energy prices and government policies; the availability of credit and equity globally to both Precision and the oil and gas companies that are its customers; consumer confidence and the duration of any recessionary period; industry conditions, including capital spending decisions; priority placed on high-performance rigs in resource plays; the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the impact of initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries; the effect of weather conditions on operations and facilities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; volatility of oil and natural gas prices; oil and natural gas product supply and demand; fluctuations in the level of oil and natural gas exploration and development activities; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; Precision’s ability to enter into, and the terms of, future contracts; consolidation among Precision’s customers; risks associated with technology; political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism; the lack of availability of qualified personnel or management; credit risks; increased costs of operations, including costs of equipment; fluctuations in interest rates; stock market volatility; safety performance; foreign operations; foreign currency exposure; dependence on third party suppliers; opportunities available to or pursued by Precision; and other factors, many of which are beyond Precision’s control.
These risk factors are discussed in the Annual Information Form and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission and available on SEDAR at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov, respectively. Except as required by law, Precision Drilling Corporation disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
The forward-looking information and statements contained in this Annual Report and MD&A are expressly qualified by this cautionary statement.
Precision Drilling Corporation 2010 Annual Report     3

SELECT FINANCIAL AND OPERATING INFORMATION
(Stated in thousands of Canadian dollars, except per share amounts)

		% Increase		% Increase		% Increase
Years ended December 31,	2010	(Decrease)	2009	(Decrease)	2008	(Decrease)

Revenue	$1,429,653	19.4	$1,197,446	8.7	$1,101,891	9.2
EBITDA (1)	435,383	7.0	407,001	(6.8)	436,536	(0.1)
Net earnings	62,091	(61.6)	161,703	(46.6)	302,730	(12.4)
Cash provided by operations	305,395	(39.5)	504,729	46.8	343,910	(29.0)

Capital spending: (2)
Upgrade capital expenditures	104,722	245.6	30,303	(49.0)	59,454	29.3
Expansion capital expenditures	71,179	(56.4)	163,132	(4.1)	170,125	20.7
Proceeds on sale of assets	(12,256)	(23.3)	(15,978)	53.0	(10,440)	81.0

Net capital spending	163,645	(7.8)	177,457	(19.0)	219,139	20.9

Earnings per share:
Basic	0.23	(64.6)	0.65	(70.9)	2.23	(13.2)
Diluted	$0.22	(65.1)	$0.63	(71.7)	$2.23	(13.2)

Drilling rig utilization days:
Canada	31,176	46.9	21,229	(38.4)	34,488	(0.2)
United States	32,450	43.1	22,672	183.2	8,006	281.6
International	602	(15.2)	710	346.5	159	n/m
Service rig operating hours: (3)
Canada	294,126	33.9	219,649	(39.2)	361,367	(4.9)

(1)	EBITDA is non-GAAP measure and is defined as earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange. See page 45.

(2)	Excludes acquisitions.

(3)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.

n/m — calculation not meaningful.
Financial Position and Ratios
(Stated in thousands of Canadian dollars, except ratios)

Years ended December 31,	2010	2009	2008

Working capital	$460,149	$320,860	$345,329
Working capital ratio	3.1	3.5	2.0
Long-term debt (1)	$804,494	$748,725	$1,368,349
Total long-term financial liabilities	$834,813	$775,418	$1,399,300
Total assets	$4,296,788	$4,191,713	$4,833,702
Enterprise value (2)	$2,990,937	$2,536,477	$2,636,170
Long-term debt to long-term debt plus equity (1)	0.24	0.22	0.37
Long-term debt to cash provided by operations (1)	2.63	1.48	3.98
Long-term debt to enterprise value (1)	0.27	0.30	0.52

(1)	Excludes current portion of long-term debt which is included in working capital and is net of unamortized debt issue costs.

(2)	Share price as listed on the Toronto Stock Exchange as at December 31 multiplied by the number of shares outstanding plus long-term debt minus working capital. See page 22.
4     Management’s Discussion and Analysis

2010 OBJECTIVES
Precision entered 2010 with four primary objectives:
1.	Continue to deliver the High Performance, High Value level of services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation;

2.	Focus on our North American organic growth program;

3.	Strengthen the balance sheet with improved financial liquidity; and

4.	Position the Corporation for future growth.
In response to these objectives Precision:
1.	Upgraded 12 drilling rigs from Tier 2 or Tier 3 to Tier 1 and increased our capacity to provide drilling rigs capable of drilling horizontal or highly deviated wells by adding 19 top drives. Precision’s engineering group works with the customer in design modification to fit their complex drilling needs and requirements.

2.	Undertook our 2010 new build rig program which included nine rigs, all of which are under long-term contracts. Six of those rigs are complete and working and the remaining three are projected to be completed and working by the end of the second quarter of 2011. Precision’s 2011 new build rig program currently stands at six rigs, all of which are contracted and expected to be completed and working by the end of 2011. Total capital spending for 2010 was $176 million of which $71 million related to expansion initiatives. For 2011, the Corporation currently estimates $444 million in capital expenditures, including $193 million of expansion capital.

3.	Refinanced its long-term debt in the fourth quarter of 2010 with the issuance of US$650 million of senior unsecured notes due in 2020. These unsecured notes bear interest at 6.625% per annum. The net proceeds from the notes offering were used to repay, in full, the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities. In conjunction with the closing of the notes offering, Precision terminated its then existing senior secured credit facilities and entered into a new US$550 million senior secured revolving credit facility expiring in 2013. Subsequent to year end Precision repaid the 10% senior unsecured notes (“10% Senior Notes”) and issued $200 million of Canadian dollar senior unsecured notes bearing interest at a rate of 6.5% per annum which will result in annual interest rate savings, removal of restrictive covenants and improved financial flexibility. An improved balance sheet increases financial flexibility and ultimately provides the financial liquidity to be able to continue to seize opportunities to grow the Corporation. Precision plans on pursuing both organic growth and acquisition opportunities in the North American drilling, directional drilling and international drilling arena during 2011.

4.	Converted from a open-ended income trust to a growth-oriented corporation for reasons which included:
•	A belief that a corporate structure was important for future attraction and retention of worldwide investors;

•	A corporate structure removed the restriction on non-resident ownership;

•	On October 31, 2006, the Canadian Minister of Finance announced the Specified Investment Flow Through Trust (“SIFT”) income and distribution tax which effectively eliminated the benefits of Precision’s income trust structure by introducing additional income taxes to be imposed on trusts (generally) for taxation years commencing January 1, 2011; and

•	The conversion removed the growth limitations imposed by the SIFT legislation.
Precision Drilling Corporation 2010 Annual Report     5

2010 was a year of recovery for the energy sector. The global banking and general economic distress that started in 2008 and continued into 2009, significantly reduced oil and gas commodity prices resulting in reduced spending by Precision’s customers and led to the sharpest decline in drilling and service activity since the early 1980’s. Moderate improvements that began in late 2009 continued into 2010 in particular as it relates to drilling for oil and liquids rich natural gas. The demand for energy is rising as the global economies start to improve. There is increased liquidity in the capital markets and higher oil commodity prices are improving cash flows for exploration and production companies.
VISION AND STRATEGY
Precision’s vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. Precision’s people, systems and equipment are capable of drilling and servicing customer requirements in a faster and safer manner with consistent results which in time reduces their overall cost and risk. Precision’s unique combination of superior people, size, drilling technology, vertical integration and superior business systems provides a formidable competitive advantage in the Canadian and United States markets and positions the company for international expansion.
Precision’s strategy is aligned for and dedicated to growth. The organic growth into the United States in 2007 and 2008 was the first step in its expansion outside of Canada. This was followed by the acquisition of Grey Wolf, Inc. (“Grey Wolf”) in late 2008; the improvement of the balance sheet and debt restructuring during 2009 and 2010; and the conversion to a corporation in 2010. All of these steps were a continuous process of Precision’s growth plans. Precision’s priority for 2011 is to seize market growth opportunities. Those opportunities are expected to come in the form of new build Super Series rigs, existing rig upgrades, international deployment of assets and the potential acquisition of additional assets. Precision’s corporate and competitive growth strategies are designed to optimize resource allocation and differentiate Precision from the competition, thereby generating value for investors.
Precision also expects that during 2011 it will be able to generate sufficient cash flow from operations to allow it to have the financial flexibility to manage its growth plan going forward. This flexibility is expected to be in the form of cash on the balance sheet as well as access to existing debt facilities. Precision is very cognizant of the cyclicality of the oilfield services industry and will be prudent in its deployment of financial resources.
In terms of business segments, Precision sees diversity and growth for its Contract Drilling Services’ land drilling rig fleet. The long term outlook for the Completion and Production Services’ service rig fleet has improved with the increased service activity but in the short term there is excess equipment capacity in the Western Canada Sedimentary Basin (“WCSB”) and throughout North America. However, with challenge comes opportunity to consolidate less efficient competitors and to seize opportunities to expand services including rig-less completion and production work associated with many horizontal wells.
6     Management’s Discussion and Analysis

During 2011, Precision will continue to build on its High Performance, High Value vision. Further improvements in safety, assets and systems are planned, as customers demand ever increasing performance as they develop the technically challenging unconventional resource plays.
OUTLOOK
Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue. Precision has an average of approximately 110 rigs and 93 rigs committed under term contracts in North America in the first and second quarters of 2011, respectively. For 2011, based on the current position, Precision has an average of 33 rigs in Canada under term contract, 50 in the United States and two in Mexico. For 2012, Precision currently has term contracts in place for an average of 33 rigs, with 19 in Canada and 14 in the United States and Mexico. In Canada, term contracted rigs generate from 200 to 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 350 utilization days per rig year in most regions.
During the fourth quarter, Precision entered into new contracts with the same major service provider for the two 3,000 horsepower rigs that have been working in Mexico for the past several years. These term contracts are for approximately 30 months and expire in early 2013.
Capital expenditures are expected to be approximately $445 million for 2011 and include $121 million for sustaining and infrastructure expenditures and are based upon currently anticipated activity levels for 2011. Additionally, $173 million is slated for expansion capital in the Contract Drilling segment and includes the cost to complete the remaining five of the nine new build rigs from the 2010 capital program and an anticipated six additional new rig builds for 2011 while $21 million of expansion capital is expected to be spent on the Completion and Production Services segment. The total capital expenditures also include $130 million to upgrade eight to twelve rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory. These long lead time items include top drives, masts and engines, that can be used for North American or international new build opportunities and rig tier upgrades. Precision expects that the $445 million will be split $393 million in the Contract Drilling segment and $52 million in the Completion and Production Services segment.
In 2010 the industry experienced substantially higher drilling activity in Canada and the United States than the prior year. The demand for energy is rising as global economies continue to improve. There is also increased liquidity in the capital markets as well as higher oil commodity prices which are providing Precision’s customers’ liquidity to increase drilling programs. The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. With these year-over-year improvements in rig utilization, there has been a recent improvement in spot market dayrates charged to customers in Canada. The improvements in dayrates in Canada are expected to hold and United States average rates are expected to continue to modestly improve.
Due to the increased demand for drilling rigs, Precision is experiencing increased demand for rig personnel. On October 1, 2010 a wage increase for Canadian rig based personnel went into effect. Precision is also seeing this increase in demand for rig personnel in the United States which resulted in a December wage increase. Precision expects to recoup the majority of these wage increases through higher dayrates to our customers.
Natural gas production in the United States has remained strong despite reduced drilling activity over the last two years. However with the recent cold weather in North America, United States natural gas storage levels as at the end of February 2011 were 3% below the five-year average and storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Cardium, Bakken and Eagle Ford has been strong. The oil rig count as at March 11, 2011 is 77% higher in the United States and 58% higher in Canada than they were a year ago. Precision has more equipment working in oil related plays than at any time in the last 20 years; however, natural gas oriented drilling remains a critical element of Precision’s business with 30 to 40% of its current active rig count drilling for dry natural gas targets.
Precision Drilling Corporation 2010 Annual Report     7

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels. To date, there have been some changes in customers’ natural gas drilling plans which have resulted in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current strong demand for oil and liquids rich natural gas drilling, Precision believes further reductions in gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.
Despite near term challenges, the future of the global oil and gas industry remains promising. For Precision, 2011 represents an opportunity to demonstrate our value to customers through delivery of High Performance, High Value services that deliver low customer well costs and strong margins to Precision.
As of January 1, 2011, Precision transitioned its financial statements to International Financial Reporting Standards (“IFRS”) and future financial statements will be prepared as if Precision had always followed these standards. Certain first-time adoption elections were made which will impact the opening balance sheet amounts and those key first-time elections are discussed later in this report under the section “Transition to International Financial Reporting Standards.”
ABOUT PRECISION
Precision is a provider of safe, High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and a wide array of rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.
8     Management’s Discussion and Analysis

Precision operates in an inherently challenging cyclical industry; the energy services business. There are a number of business risks associated with the volatility of an industry that is dependent on global oil economics and the more regional energy source, natural gas. Many of the risks are referenced later in this report.
To excel in this environment, Precision operates through a unique business model to control risk and optimize performance. The model is directly linked to competitive strategy and is evidenced by Precision’s operating capabilities. Precision’s operating divisions deploy assets and services that are capital intensive, technology oriented and dependent on high quality, trained personnel dependant. This combination provides a level of service to customers that determines a company’s brand and reputation. The essential elements of service include efficient operations, safety and environmental considerations. These factors in combination lead to operating proficiency and profitably throughout the business cycle. A more active industry that recognizes performance will lead to growth opportunities to diversify and increase market share.
Through this section, management is presenting its views of Precision’s business and the resources needed to succeed. Understanding the oil and gas industry and the factors that impact demand for oilfield services is important in order to assess risk factors that affect Precision’s long-term strategy and financial performance.
FUNDAMENTALS OF THE ENERGY SERVICES INDUSTRY
Management believes that hydrocarbon energy sources, oil and natural gas, are low cost energy sources for consumers and the need to replace existing production levels will remain for decades. Alternate energy sources will play an increasingly important role in meeting the world’s future energy needs, but will take time and technology for economics and infrastructure to develop.
The shift from conventional to unconventional oil and natural gas production requires higher capacity equipment and greater technical expertise. The gradual steady shift in the drilling of more horizontal wells and fewer vertical wells is evidence of this trend.
Multi-stage horizontal completion techniques are re-opening many basins to renewed drilling in North America. This is an emerging development that has gained credibility, and is an exciting opportunity for industry to extract greater production from known resource regions previously thought to be uneconomical.
Global markets
Global economic growth and prosperity drives energy consumption. Crude oil and to a lesser extent natural gas are the most dominant and versatile sources of energy in developed countries while crude oil and coal are the dominant sources of energy in developing countries. Oil and its by-products are currently the most important fuels for the transportation industry as there are few alternatives that can compete economically. Oil and natural gas are major fuel sources for generating heat and electricity and are critical raw materials for countless consumer products.
Precision Drilling Corporation 2010 Annual Report     9

From a reference year of 2007, energy consumption is projected by the United States government Energy Information Administration (“EIA”) in their 2010 International Energy Outlook to increase 49% by 2030 with oil, natural gas and coal meeting approximately 83% of global demand, as depicted in the graphs below. World oil consumption is predicted to rise about 0.9% per year during this period due largely to growing demand in China, India and other developing countries. Delivering reliable and affordable energy for these fast-growing and upwardly mobile populations is a major challenge, with security of supply an important theme. As a result of high oil prices encouraging consumers to turn to natural gas in the near term the EIA is forecasting natural gas consumption increases of 1.8% per year until 2020 when it is projected to slow to 0.9% growth per year as natural gas is projected to become increasingly more expensive.
Commodity prices moved lower with the economic crisis of 2008 but have staged a recovery as demand and supply fundamentals tightened. Natural gas prices in North America have been below most global price points for liquefied natural gas (“LNG”) and LNG imports to the United States market have remained at relatively low levels. As highlighted in the chart below, oil prices have recovered from the lows in the first quarter of 2009 with steady improvement whereas natural gas has remained relatively flat with only short-term recovery.
10     Management’s Discussion and Analysis

LNG is a fungible commodity the movement of which is subject to demand fluctuations with supply trending to high priced markets, such as Europe and Asia. In North America, LNG is an important future source of supply that could offset production declines from mature reservoirs and help meet future natural gas demand. However, higher domestic natural gas production from shale gas reservoirs, such as the Barnett in Texas, Woodford in Oklahoma and Marcellus in Pennsylvania, has reduced the need for LNG and Canadian imports.
During this period of low natural gas prices producers are increasingly targeting liquids rich natural gas plays to garner improved well economics. Liquids rich natural gas is often referred to as wet natural gas and contains a blend of gases that are separated from natural gas through processing. Generally such liquids consist of propane, ethane, butane, isobutene and condensate. Commodity prices for ethane, propane and butane normally vary with the price of oil and typically producers receive 60% — 65% of the oil price while condensate prices are often higher than oil prices. Most liquids rich natural gas in North America is found in deep basin formations at depths in excess of 2,000 metres.
North American markets
The economics of the oilfield service industry are linked to these global fundamentals in combination with regional opportunities. Important regional drivers for the industry in North America include the underlying hydrocarbon make-up of the various basins and the existence of established, competitive and efficient service infrastructure.
As commodity prices vary so does industry cash flow to fund exploration and development, especially the pace of investment in unconventional production. Increasingly, the benefits of new drilling and completion technology has allowed customers to drill more complex wells in emerging and established basins throughout North America. Precision has expanded its rig count in most of these areas and is poised to benefit from further improvements as fundamentals strengthen and customer demand increases. As depicted in the map of North America, Precision’s drilling rig fleet is positioned in virtually every resource play from northern Canada to the southern United States.
Precision Drilling Corporation 2010 Annual Report     11

Economic drivers
Providing oil and natural gas products to consumers involves a number of players, each taking on different risks in the exploration, production, refining and distribution processes. Exploration and production companies, Precision’s customers, assume the risk of finding hydrocarbons in reservoirs of sufficient size to economically develop and produce. The economics are dictated by the current and expected future margin between the cost to find, develop and produce hydrocarbons and the eventual price of these products; the wider the margin, the greater the incentive to undertake these risks.
Exploration and development activities include acquiring access to prospective lands, seismic surveying to detect hydrocarbon bearing structures, drilling wells and completing successful wells for production. Exploration and production companies hire oilfield service companies to perform the majority of these tasks. The revenue of an oilfield service company is part of the finding and development costs for an exploration and production company.
The economics of an oilfield service company are largely driven by the current price and outlook for the price of crude oil and natural gas and its byproducts realized by its customers. Since oil can be transported relatively easily, it is priced in a global market influenced by an array of economic and political factors while natural gas continues to be influenced by regional markets.
As referenced above, drilling dynamics have changed with recent technological advancements in fracturing, stimulation and horizontal drilling that have brought about a shift from the development of conventional to the development of unconventional natural gas and oil reservoirs in North America. This is especially prevalent in the exploitation of existing and emerging shale gas plays in the United States where takeaway capacity improvements have occurred. The application of these new technologies in unconventional drilling in North America has provided significant productivity gains in certain United States shale gas plays.
These technological improvements are evident in the proportion of wells drilled using directional and horizontal well programs. As shown in the graph below, there is a trend in Canada away from vertical wells to the more demanding requirements of directional/horizontal well programs. Precision’s rig fleet in Canada has been engaged by customers on these wells to a greater degree than industry, demonstrating Precision’s high performance capabilities.
12     Management’s Discussion and Analysis

Technological innovations have been a major factor in the natural gas production increase for the United States as shown in the graph below. With these productivity gains the United States has become less reliant on Canada as a source of natural gas supply.
For Canadian natural gas production lower drilling levels have been in play for a longer period and declining production is clearly evident. The lower drilling activity in Canada was influenced by reduced consumption in the United States and by low cost new production growth from shale gas basins in the United States. The graph below depicts this decline in Canadian natural gas production due to factors previously discussed.

Precision Drilling Corporation 2010 Annual Report      13

Drilling rig activity in Canada and the United States
The United States active drilling rig count increased from about 1,400 rigs in 2005 to a peak of about 1,950 rigs in late 2008 falling to a low in 2009 of about 830 rigs before recovering to about 1,670 by end of 2010. The demand for premium rigs is further supported by operating specifications associated with increased exploitation of unconventional resource basins in North America. Demand for high performing drilling rigs continues to grow and garner premium pricing displacing lower tiered rigs in the process.
As illustrated above, Canadian rig activity fluctuates with the seasons, an event which generally does not occur in the United States except in northern states.
OPERATING CAPABILITIES
Given industry fundamentals and the opportunities therein, Precision’s operating capabilities as a supplier of services to oil and gas companies are the key determinant in the provision of cost effective services and solutions. Precision prides itself on providing quality equipment operated by highly experienced and well trained crews. Additionally, Precision strives to align its capabilities with evolving technical requirements associated with more complex well bore programs. Customer relationships are fundamental to Precision’s success and the development of a High Performance, High Value brand reputation is based largely on our operating capability to deliver.

14     Management’s Discussion and Analysis

High Performance Drilling Rigs
Precision Drilling is focused on providing efficient, cost-reducing drilling technology. Design innovations and technology improvements capture incremental time savings during all phases of the well drilling process, including multi-well pad capability and mobility between wells.
The versatile Super Single design comprises technical innovations in safety and drilling efficiency in slant or directional drilling on single or multiple well pad locations in shallow to medium depth wells. It is extremely proficient drilling conventional vertical wells and has been deployed in many regions of the world. Super Single rigs utilize extended length tubulars, integrated top drive, innovative unitization to facilitate quick moves between well locations, a small footprint to minimize environmental impact and enhanced safety features such as automated pipe handling and remotely operated torque wrenches.
A scaled-down version without slant capability, the Super Single Light, also features an integrated top drive and automated pipe handling and is unitized and trailer mounted to reduce the load count for efficient moving, rig up and tear down for the shallow well depth market.
Triple rigs have greater hoisting capacity and are used in deeper exploration and development drilling. The Super Triple electric rigs are fabricated to keep the load count as low as possible using widely available conventional rig moving equipment. Power capabilities are a major design criterion for the new Super Triple rigs. Drilling productivity and reliability with AC power drive systems provides added precision and measurability along with a computerized electronic auto driller feature that precisely controls weight, rotation and torque on the drill bit. These rigs use extended length drill pipe, an integrated top drive, automated pipe handling with iron roughnecks and control automation off the rig floor.
Large Diversified Rig Fleets
Precision’s large diverse fleet of rigs is strategically deployed across the most active regions in North America including all the major prolific unconventional oil and gas fields. When an oil and gas company needs a specific type or size of rig in a given area, there is a high likelihood that Precision will have a rig well suited to meet the customer’s demand in that region. Its geographic proximity and fleet versatility make Precision a versatile and complete provider of High Performance, High Value services to its customers. Precision’s fleet can drill virtually all types of on-shore conventional and unconventional oil and natural gas wells in North America.
Precision’s service rigs provide completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and well re-entry preparation across the WCSB. The rigs are supported by three field locations in Alberta, two in Saskatchewan, one in Manitoba and one in British Columbia.
Snubbing complements traditional natural gas well servicing by allowing customers to work on wells while they are pressurized and production has been suspended. Precision has two types of snubbing units — rig assist and self-contained. Self-contained units do not require a service rig on site and are capable of snubbing and performing many other well servicing procedures.
Inventory of Ancillary Equipment
Precision has a large inventory of equipment, including portable top drives, loaders, boilers, tubulars and well control equipment, to support its fleet of drilling and service rigs to meet customer requirements. Precision also maintains an inventory of key rig components to minimize downtime in the event of equipment failures.
In support of drilling rig operations, LRG Catering supplies meals and provides accommodation for rig crews at remote worksites. Terra Water Systems plays an essential role in providing wastewater treatment services as well as potable water production plants for LRG Catering and other camp facilities. Precision Rentals supplies customers with an inventory of specialized equipment and wellsite accommodations.

Precision Drilling Corporation 2010 Annual Report       15

Safety, Environmental and Employee Wellness Programs
Safety, environmental stewardship and employee wellness is critical for Precision and its customers. The focus on working safely is one of Precision’s most enduring values. The goal of Target Zero — Precision’s safety vision for eliminating workplace incidents — is a fundamental belief that all injuries can be prevented. In 2010, 248 or 70% of Precision’s drilling rigs and 193 or 88% of Precision’s service rigs and snubbing units achieved Target Zero. Precision continues to embrace technological advancements which make operations safer.
Well-maintained Equipment
Precision consistently reinvests capital to properly maintain and upgrade existing property, plant and equipment. Equipment repair and maintenance expenses are benchmarked to activity levels in accordance with Precision’s maintenance and certification programs. Precision employs computer systems to track key preventative maintenance indicators for major rig components to record equipment performance history, schedule equipment certifications, reduce downtime and allow for better asset management.
Precision benefits from internal services for equipment certifications and component manufacturing provided by Rostel Industries and for standardization and distribution of consumable oilfield products through Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States.
With increased activity upgrade capital spending was increased in 2010 after a three year period of challenging conditions that limited the economics associated with upgrade opportunities. Precision maintains a continuous replacement program for essential elements such as tubulars and engines.
Employees
As a service company, Precision is only as good as its people. An experienced, competent crew is a competitive strength and highly valued by customers. To recruit field employees, Precision has centralized personnel, orientation and training programs in Canada while in the United States these functions are managed on a more decentralized basis to align with regional labour and customer service requirements. Precision works to ensure future field personnel requirements through programs like its “Toughnecks” recruiting program.
Information Systems
Precision’s commitment to invest in a fully integrated enterprise-wide reporting system has improved business performance through real-time access to information across all functional areas. All of Precision’s divisions operate on a common integrated system using standardized business processes across finance, payroll, equipment maintenance, procurement and inventory control.

16      Management’s Discussion and Analysis

Precision continues to invest in information systems that provide competitive advantages. Electronic links between field and financial systems provide accuracy and timely processing. This repository of rig data improves response time to customer enquiries. Rig manufacturing projects benefit from scheduling and budgeting tools as economies of scale can be identified and leveraged as construction activities increase.
KEY PERFORMANCE DRIVERS
Customer economics are dictated by the current and expected margin between the price at which hydrocarbons are sold and the cost to find, develop and produce those products. Some of the key business, customer and industry indicators that Precision focuses on to monitor its performance are:
Safety Management:
Precision’s culture is built on the foundation of an all-encompassing Target Zero attitude. Precision’s philosophy is that the workplace and organization can be free from injuries, equipment damage and negative environmental impact. Safety performance is a fundamental contributor to operating performance and the financial results Precision generates for shareholders. Safety is tracked through an industry standard recordable frequency statistic which is measured to benchmark successes and isolate areas for improvement. Precision has taken it to another level by tracking and measuring all injuries regardless of severity which is seen as a leading indicator for the potential of a more serious incident.
Environmental Management:
Precision internally and in conjunction with its customers continuously reviews opportunities to better manage the consumption of non renewable resources and the environmental footprint. Precision continues to apply new and improved technologies to its operations which reduce the impact on the environment.
Technologies which Precision has used and continues to evaluate within its operations include:
•	Heat recovery and distribution systems

•	Power generation and distribution

•	Fuel management

•	Fuel type

•	Recycling of used materials

•	Use of recycled materials

•	Efficient equipment designs

•	Spill containment
Operating Efficiency
Precision maximizes the efficiency of operations through proximity to worksites, operating practices and versatility. Reliable and well maintained equipment minimizes downtime and non-productive time during operations. Information is gathered from daily drilling log records stored in a database and analyzed to measure productivity, efficiency and effectiveness. This analysis of downtime is integral as a measure of operating effectiveness.
Key factors which contribute to lower customer well costs are:
•	Mechanical downtime which is minimized through preventative maintenance programs, detailed inspection processes, an extensive fleet of strategically placed spare equipment, an in-house supply chain, and continuous equipment upgrades; and

•	Non-productive time, or move, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.

Precision Drilling Corporation 2010 Annual Report      17

Customer Demand
Precision’s fleet is geographically dispersed to meet customer demands. Relationships with customers, industry knowledge and new well licenses provide Precision with the information necessary to evaluate its marketing strategies. The ability to provide customers with some of the most innovative and advanced rigs in the industry to reduce total well costs increases the value of the rig to the customer. Industry rig utilization statistics are also tracked to evaluate Precision’s performance against competitors.
Workforce
Precision closely monitors crew availability for field operations. Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security through programs to retain employees. Precision relies heavily on its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. In 2008 the successful recruiting program, Toughnecks, was initiated to help mitigate these issues.
Financial Performance
Precision maximizes revenue without sacrificing operating margins. Key financial information is unitized on a per day or per hour basis and compared to established benchmarks and past performance. Precision evaluates the relative strength of its financial position by monitoring its working capital and debt ratios. Returns on capital employed are monitored and incentive compensation is linked to returns generated compared to established benchmarks.
Specific measures, which represent in summary form the effectiveness of the factors above, are used to reward executives and eligible employees through incentive compensation plans. These measures include:
•	Safety performance — total recordable incident frequency per 200,000 man-hours:
Measure against prior year performance and current year industry performance in Canada and the United States, as applicable.
•	Operational performance — rig down time for repair as measured by time not billed to customer:
Measure against predetermined target of available billable time.
•	Key field employee retention — senior field employee retention rates:
Measure against predetermined target of retention.
•	Financial performance — return on capital employed calculated as a percentage of operating earnings divided by total assets less current liabilities:
Measure against predetermined target percentage.
•	Financial performance — share value performance for year against industry peer group, including dividends or distributions:
Measure against predetermined selection of competitors in peer group.
•	Financial performance — operating earnings achieved:
Measure against predetermined target.

18      Management’s Discussion and Analysis

CAPITAL AND LIQUIDITY MANAGEMENT
On June 1, 2010, Precision converted to a corporation pursuant to a Plan of Arrangement under the Business Corporations Act of Alberta. Precision obtained approval for the conversion from its unitholders in conjunction with its 2010 Annual and Special Meeting of Unitholders held on May 11, 2010. An information circular and proxy statement were mailed to unitholders in connection with the meeting.
As previously disclosed in the notes to the financial statements, certain Canadian tax authorities may review prior period transactions. On February 9, 2011, the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year. The Corporation is in the process of carefully reviewing the reassessment. Precision will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process required the Corporation to pay security of approximately $108 million. This appeal process could be lengthy and the ultimate outcome of the process is unknown.
The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.
Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Precision maintains a disciplined approach to deploying expansion capital and requires two to five year contracts for new build programs in order to mitigate capital recovery risk.
In managing foreign exchange risk, Precision works to match the currency of its debt obligations with the currency of the supporting operation’s cash flows. Interest rate risk is minimized by capitalizing on repayment opportunities. In November 2010 Precision designated its U.S. denominated long-term debt as a hedge of its net investment in its U.S. operations. As a result, the portion of gains or losses on the hedged item that is determined to be effective is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion, if any, is recorded in earnings.
On November 17, 2010 , Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “6.625% Senior Notes”) in a private placement. The net proceeds from the 6.625% Senior Notes offering were used to repay in full the outstanding indebtedness under Precision’s then existing term loan A and term loan B credit facilities. At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the 6.625% Senior Notes offering, Precision terminated its existing secured credit facilities and entered into a new US$550 million senior secured revolving credit facility (“Secured Revolver Facility”) expiring in 2013. Subject to certain conditions, the new Secured Revolver Facility may be increased by an additional US$100 million.
As at December 31, 2010, Precision was in compliance with the covenants under the Secured Revolver Facility and expects to remain in compliance with financial covenants under this facility and have complete access to credit lines during 2011. The blended cash interest cost of Precision’s debt at December 31, was approximately 7.3%.
Secured Revolver Facility
The Secured Revolver Facility contains a number of covenants that, subject to certain exceptions, will, among other things, restrict Precision’s ability to and its material subsidiaries’ ability to: (i) incur or assume additional indebtedness; (ii) dispose of assets; (iii) make or pay dividends, share redemptions or other distributions; (iv) change their primary business; (v) incur or assume liens on assets; (vi) engage in transactions with affiliates; (vii) enter into mergers, consolidations or amalgamations; and (viii) enter into speculative swap agreements.

Precision Drilling Corporation 2010 Annual Report      19

The following is a summary of the material terms of the Secured Revolver Facility:
•	the Secured Revolving Facility provides senior secured financing of up to US$550 million, with a provision for an increase in the facility of up to an additional US$100 million. The Secured Revolver Facility has a term of three years maturing on November 17, 2013, with an option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed three years from the date of the extension request;

•	a maximum consolidated senior debt to EBITDA ratio of 2.5 to 1.0 for the most recent four consecutive fiscal quarters;

•	a maximum consolidated total debt to EBITDA ratio of 3.5 to 1.0 for the most recent four consecutive fiscal quarters;

•	a minimum interest coverage ratio of 2.75 to 1.0 for the most recent four consecutive fiscal quarters; and

•	the Secured Revolver Facility is secured by liens on substantially all of the present and future assets of Precision and the present and future assets of Precision’s material U.S. and Canadian subsidiaries (including subsidiaries that Precision designates as “material”). The Secured Revolver Facility contains representations and warranties, covenants and events of default customary for transactions of this nature, including financial ratio covenants discussed above that are tested on a quarterly basis.
The Secured Revolver Facility also contains customary affirmative covenants and events of default.
6.625% Senior Unsecured Notes
The 6.625% Senior Unsecured Notes (“6.625% Senior Notes”) issued on November 17, 2010 have a 10 year term and mature on November 15, 2020 and bear interest at 6.625%, payable in cash semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2011. Interest on the 6.625% Senior Notes accrues from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.
Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes with the net proceeds of certain equity offerings. Prior to November 15, 2015, Precision may redeem the notes in whole or in part at 106.625% of their principal amount, plus accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
The indenture governing the notes limits Precision’s ability and the ability of certain of our subsidiaries to, among other things: (i) incur additional indebtedness and issue preferred stock; (ii) create liens; (iii) make restricted payments; (iv) create or permit to exist restrictions on our ability or the ability of certain of our subsidiaries to make certain payments and distributions; (v) engage in amalgamations, mergers or consolidations; (vi) make certain dispositions and transfers of assets; and (vii) engage in transactions with affiliates.
The 6.625% Senior Notes are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.625% Senior Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.
The 6.625% Senior Notes also contain customary affirmative covenants and events of default.

20       Management’s Discussion and Analysis

10% Senior Unsecured Notes
The 10% senior unsecured notes (“10% Senior Notes”), issued on April 22, 2009, have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. Interest on these notes is 10% per annum, payable quarterly in arrears, provided that Precision is able, in certain circumstances, to defer the payment of that interest for as much as two years, in which case the interest rate is increased to 12% and interest becomes payable on both the principal amount of the 10% Senior Notes and the amount of the deferred interest, until the deferred interest is paid in full. The 10% Senior Notes are unsecured and have been guaranteed by each subsidiary of Precision that has guaranteed the Secured Revolver Facility.
On February 23, 2011, Precision repaid, in full, the 10% Senior Notes. The aggregate repayment of approximately $204 million included the $175 million in principal, accrued interest and a “make-whole” amount payable under the terms of these notes.
6.50% Senior Notes
On March 15, 2011, the Corporation completed a $200 million private placement offering to Canadian investors of 6.50% senior unsecured notes (“6.50% Senior Notes”). The 6.50% Senior Notes were issued and are governed under the terms of the 6.50% Note Indenture. The 6.50% Senior Notes are denominated in Canadian dollars and all payments on the 6.50% Senior Notes will be made in Canadian dollars.
The net proceeds of the 2011 Note Offering and available cash were used to repay all of the outstanding indebtedness under the Secured Revolver Facility on March 16, 2011. The 6.50% Senior Notes will mature on March 15, 2019, and will bear interest at 6.50%, payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2011, to the note holders of record at the close of business on March 1 or September 1, as the case may be, immediately preceding the related interest payment date. Interest on the 6.50% Senior Notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance and interest on the 6.50% Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months.
Precision may redeem, prior to March 15, 2014, up to 35% of the 6.50% Senior Notes with the net proceeds of certain equity offerings. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at their principal amount, plus the applicable premium and accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015, and before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
The 6.50% Senior Notes are general unsecured obligations of Precision and will rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the 6.50% Senior Notes and equal in right of payment with all existing and future obligations of Precision that are not so subordinated.
General
At December 31, 2010, approximately $821 million (2009 — $866 million) was outstanding under the secured and unsecured credit facilities. The Secured Revolver Facility was undrawn at December 31, 2010 and is available in the future to fund capital expenditures or for general corporate purposes.
During 2010 Precision generated cash from continuing operations of $305 million. The cash generated was used to purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $118 million, repay, net of additional borrowings, long-term debt of $32 million (net), pay additional finance charges of $26 million and when combined with a $3 million unrealized foreign exchange loss on holding foreign cash leaves a net change in the cash held balance as at December 31, 2010 of $126 million.

Precision Drilling Corporation 2010 Annual Report      21

Precision exited 2010 with a long-term debt to long-term debt plus equity ratio of 0.24 compared to 0.22 in 2009 and a ratio of long-term debt to cash provided by continuing operations of 2.63 compared to 1.48 in 2009.
In addition to the Secured Revolver Facility and the senior unsecured notes, Precision had available $25 million (2009 — $25 million) and US$15 million (2009 — US$nil) under secured operating facilities, of which no amounts had been drawn. Availability of the $25 million facility was reduced by outstanding letters of credit in the amount of $0.1 million. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $25 million facility are available at the banks’ prime lending rate, U.S. base rate, U.S. LIBOR plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15 million facility at the bank’s prime lending rate.
Precision’s contractual obligations as at December 31, 2010 are outlined in the following table:

	Payments Due by Period
(Stated in thousands of Canadian dollars)	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt	$821,490	$—	$—	$58,333	$763,157
Interest on long-term debt	516,150	60,330	120,660	116,771	218,389
Rig construction	16,480	16,480	—	—	—
Operating leases	78,240	13,187	19,370	15,267	30,416
Contractual incentive plans (1)	34,258	10,210	24,048	—	—

Total contractual obligations	$1,466,618	$100,207	$164,078	$190,371	$1,011,962

(1)	Includes amounts not yet accrued at December 31, 2010 but payable at the end of the contract term. Share based compensation amounts disclosed at year-end share price. Precision has multiple long-term incentive plans (“LTIP”) which compensate officers and key employees through cash payments at the end of a stated term.
Outstanding share data

	March 15,	December 31,	December 31,	December 31,
	2011	2010	2009	2008

Shares	275,733,253	275,686,676	275,516,778	160,042,065
Exchangeable LP units	—	—	118,820	151,583

Total Shares outstanding	275,733,253	275,686,676	275,635,598	160,193,648

Deferred shares outstanding	393,717	393,717	290,732	54,543

Warrants outstanding	15,000,000	15,000,000	15,000,000	—

Share options outstanding	5,595,912	3,723,123	1,787,700	—

Prior to the conversion to a growth oriented corporation on June 1, 2010 Precision had a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. In 2010 cash distributions declared while Precision was a Trust were $nil as compared to cash distributions in 2009 of $6.4 million or $0.04 per diluted share. Upon conversion Precision did not institute a dividend payment policy.

(Stated in thousands of Canadian dollars except per share amounts)	2010	2009	2008

Shares outstanding	275,686,676	275,635,598	160,193,648
Year-end share price (1)	$9.60	$7.65	$10.07

Shares at market	$2,646,592	$2,108,612	$1,613,150
Long-term debt	804,494	748,725	1,368,349
Less: Working capital	(460,149)	(320,860)	(345,329)

Enterprise value	$2,990,937	$2,536,477	$2,636,170

(1)	As per the Toronto Stock Exchange.
22     Management’s Discussion and Analysis

Precision’s operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, directional drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations.
The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry.
At December 31, 2010, the Contract Drilling Services segment comprised:
•	202 land drilling rigs in Canada;

•	150 land drilling rigs in the United States;

•	two land drilling rigs in Mexico;

•	one land drilling rig in South America;

•	82 drilling and base camps;

•	engineering, manufacturing and repair services primarily for Precision’s operations; and

•	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.
The Completion and Production Services segment comprises a number of subsidiaries operating primarily in Canada, providing completion, workover and ancillary services to oil and natural gas exploration and production companies. At December 31, 2010, Precision’s Completion and Production Services segment comprised:
•	200 well completion and workover service rigs;

•	20 snubbing units;

•	approximately 11,050 oilfield rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units; and

•	77 wastewater treatment and three potable water production units.
Business lines are organized in two segments to align with the dynamics of customer markets and processes. This encompasses the initial drilling of oil and natural gas wells, Contract Drilling Services, and the subsequent completion and workover of wells to optimize production volumes, Completion and Production Services. These segments have been integrated with internal support infrastructure to optimize customer service delivery and lower costs.
Precision Drilling Corporation 2010 Annual Report     23

An integral element in Precision’s North American operations is vertical integration through internal supply procurement and distribution that supports rig operations and all other Precision businesses. This support serves to efficiently handle a high volume of transactions and manage supplier relationships to enhance product quality selection, standardization and volume purchasing. Information system automation has streamlined the procurement, supply distribution and decision making process.
Precision also has an equipment manufacturing, repair and certification division that supports rig operations. This division provides rig manufacturing capabilities and engineering to facilitate new rig construction and the upkeep of operating assets. Specialized machining, skilled tradesmen and management has allowed Precision to optimize its capital allocation through quality workmanship, project planning, retention of intellectual property and cost savings.
Precision’s vertical integration is further complemented by rig manufacturing engineering in the drilling division. Rigs built by Precision are designed for greater safety and operating efficiency to deliver total well cost savings to customers. High performance drilling rigs combine high mobility, automated pipe handling, advanced control systems, minimal environmental impact, and highly trained crews.
CONTRACT DRILLING SERVICES
Precision began operating in western Canada as a land drilling contractor in the 1950s. A combination of new equipment purchases and acquisitions over the last three decades has expanded fleet capacity and added complementary businesses. For the past decade, Precision has been Canada’s largest oilfield services provider and with the acquisition of Grey Wolf in 2008 is the second largest North American land drilling contractor.
Precision currently comprises approximately 25% of the Canadian land drilling market, about six percent of the United States market and an emerging international presence.
Precision’s rigs are marketed in three classes: Tier 1, Tier 2 and Tier 3. Each tier indicates which rigs are suited to meet more complex drilling requirements including pad development, directional or horizontal drilling, slant drilling, drilling in environmentally sensitive areas and unconventional practices such as drilling with casing.
Tier 1 drilling rigs are high performance rigs, of newer design and manufacture, capable of drilling directionally or horizontally, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (“SCR”), and AC power distribution and control systems; electronic control of the majority of operating parameters; specialized drilling tubular; and high-capacity mud pumps. Tier 1 drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North American shale and unconventional plays.
Tier 2 drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and enhance directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hook load and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier 2 rigs are usually less mobile than Tier 1 rigs.
Tier 3 includes rigs still provide an acceptable level of performance but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig. Tier 3 rigs are typically conventional mechanical rigs with no automation and lower pumping capacity.
Rig tiers are not an indication that a rig from a different tier does not have the capabilities to provide an acceptable level of service but more to distinguish between rigs where improvements have been effectively applied to provide an increased level of performance through the application of equipment advancements and associated technologies.
24     Management’s Discussion and Analysis

Following is a chart of Precision drilling rigs by tier classification as at December 31, 2010:

Horsepower	< 1,000	1,000-1,500	>1,500	Total

Tier 1	61	47	12	120
Tier 2	66	37	23	126
Tier 3	81	22	6	109

Total	208	106	41	355

Geographic location	Canada	U.S.	International	Total

Tier 1	66	54	—	120
Tier 2	65	58	3	126
Tier 3	71	38	—	109

Total	202	150	3	355

COMPLETION AND PRODUCTION SERVICES
Precision’s Completion and Production Services are also known within the oil and gas industry to be a part of the upstream sector with operations at the well location to complete wells that have been drilled and to maintain wells that have been placed into production. The underlying well program parameters determine the type of service rig and ancillary services best suited to workover a particular well. Service rigs are versatile and capable of working on both oil and natural gas wells. Design and technological improvements have made equipment offerings more competitive through efficiency gains and wide market appeal to a broad range of well requirements.
Precision’s service rigs and snubbing units each comprise about 20% of their respective Canadian markets. In addition to completing and servicing wells with rigs, the segment offers snubbing to service natural gas wells while pressurized, a broad mix of rental equipment and wastewater treatment for remote locations.
The configuration of Precision Well Servicing’s Canadian fleet as at December 31 for the past four years is illustrated in the following table:

Type of Service Rig	Horsepower	2010	2009	2008	2007

Singles:
Mobile	150-400	—	—	2	5
Freestanding mobile	150-400	94	94	97	94
Doubles:
Mobile	250-550	25	28	42	43
Freestanding mobile	200-550	35	30	23	9
Skid	300-860	28	30	48	55
Slants:
Freestanding	250-400	18	18	17	17

Total Service Rigs		200	200	229	223
Snubbing Units		20	20	29	27

Total Service Rigs and Snubbing Units		220	220	258	250

A freestanding service rig lowers costs for customers through set up efficiency and minimal ground disturbance which reduces the risk of striking underground utilities.
Precision Drilling Corporation 2010 Annual Report     25

CONSOLIDATED OVERVIEW
Summary of Consolidated Statements of Earnings
(Stated in thousands of Canadian dollars)

Years ended December 31,	2010	2009	2008

Revenue:
Contract Drilling Services	$1,212,656	$1,030,852	$809,317
Completion and Production Services	227,835	176,422	308,624
Inter-segment elimination	(10,838)	(9,828)	(16,050)

	1,429,653	1,197,446	1,101,891

EBITDA: (1)
Contract Drilling Services	416,638	397,467	359,137
Completion and Production Services	59,158	42,499	109,054
Corporate and Other	(40,413)	(32,965)	(31,655)

	435,383	407,001	436,536
Depreciation and amortization	182,719	138,000	83,829
Loss on asset decommissioning	—	82,173	—

Operating earnings (1)	252,664	186,828	352,707

Foreign exchange gain	(12,712)	(122,846)	(2,041)
Finance charges	211,327	147,401	14,174

Earnings before income taxes	54,049	162,273	340,574
Income taxes	(8,042)	570	37,844

Net earnings	$62,091	$161,703	$302,730

(1)	Non-GAAP measure. See page 45.
For the year ended December 31, 2010, Precision reported net earnings of $62 million or $0.22 per diluted share compared to net earnings of $162 million or $0.63 per diluted share for the same period of 2009. Revenue for the year was $1,430 million compared to $1,197 million for 2009. EBITDA totalled $435 million for 2010 compared to $407 million for 2009. Higher activity levels in 2010 were offset by lower average pricing as more Tier 2 and Tier 3 rigs went to work. Results for the year ended December 31, 2010 include a loss on settlement of debt totalling $117 million related to the expensing of deferred debt issue costs mainly arising from the repayment of the term loan A and term loan B credit facilities that occurred in late 2010 compared to a loss of $18 million in 2009 arising from the settlement of the unsecured bridge facility and the voluntary prepayments on the term loan A and term loan B credit facilities. In addition, a foreign exchange gain of $13 million was included in the 2010 results as compared to a foreign exchange gain of $123 million for the same period of 2009 which also included an $82 million charge for asset decommissioning compared to no charge for the current year.
26     Management’s Discussion and Analysis

The industry and Precision experienced increased utilization during 2010 as higher oil and liquids rich natural gas prices were experienced for much of 2010 when compared to 2009. For the year, West Texas Intermediate (“WTI”) crude oil averaged US$79.38 per barrel versus US$61.83 in 2009 and Henry Hub natural gas averaged US$4.37 per MMBtu versus US$3.92 in 2009. On Canadian markets the average price for AECO natural gas was $4.00 per MMBtu in 2010 compared to $3.96 in 2009.
Currency exchange rates can impact commodity prices and have always had an impact on industry fundamentals in the Canadian market. Precision reports its financial results in Canadian dollars and currency translation can result in significant unrealized foreign exchange gains or losses on operations outside Canada and on United States dollar denominated monetary positions. At December 31, 2010 Precision reported a U.S. dollar net monetary asset position of $229 million which excludes US$650 million of long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations. During 2010 Precision reported a $13 million foreign exchange gain as a result of the Canadian dollar appreciating 5% against the U.S. dollar compared with a 17% appreciation during 2009.
During 2010 there were about 11,940 wells drilled in western Canada on a rig release basis, a 45% increase from the 8,250 drilled in 2009, while total industry drilling operating days increased by 53% to about 119,300. The average industry drilling operating days per well in 2010 was 10.0 compared to 9.5 in 2009. In the United States a total of approximately 44,300 industry wells were drilled in 2010 representing a 28% increase from the approximately 34,475 wells drilled in 2009.
Quarterly Financial Summary
(Stated in thousands of Canadian dollars, except per diluted share amounts)

Year ended December 31, 2010	Q1	Q2	Q3	Q4	Year

Revenue	$373,136	$261,828	$359,152	$435,537	$1,429,653
EBIDTA (1)	118,403	58,994	112,597	145,389	435,383
Net earnings	62,017	(66,547)	61,078	5,543	62,091
Per diluted share	0.22	(0.24)	0.21	0.02	0.22
Cash provided by operations	20,624	142,004	67,575	75,192	305,395
Distributions to unitholders — declared	$—	$—	$—	$—	$—

Year ended December 31, 2009	Q1	Q2	Q3	Q4	Year

Revenue	$448,445	$209,597	$253,337	$286,067	$1,197,446
EBIDTA (1)	169,387	59,260	85,739	92,615	407,001
Net earnings	57,417	57,475	71,696	(24,885)	161,703
Per diluted share	0.28	0.22	0.25	(0.09)	0.63
Cash provided by operations	201,596	212,554	19,948	70,631	504,729
Distributions to unitholders — declared	$6,408	$—	$—	$—	$6,408

(1)	Non-GAAP measure. See page 45.
The Canadian drilling industry is subject to seasonality with activity peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans severely restrict activity in the second quarter in Canada before equipment is moved for summer drilling programs in the third quarter. These seasonal trends typically lead to quarterly fluctuations in operating results and working capital requirements. In contrast the activity in the United States is not subject to the same level of seasonal interruptions and therefore operating results and working capital fluctuations are more muted.
Precision Drilling Corporation 2010 Annual Report     27

FOURTH QUARTER 2010
For the fourth quarter ended December 31, 2010 Precision reported net earnings of $6 million or $0.02 per diluted share compared to a net loss of $25 million or $0.09 per diluted share for the fourth quarter of 2009. Financing costs for the fourth quarter of 2010 were $109 million which includes a non-cash charge of $91 million ($0.29 per diluted share after tax) related to Precision’s long-term debt refinancing that was completed during the quarter.
Revenue in the fourth quarter of 2010 was $149 million higher than the prior year period. The increase was due to a year-over-year increase in rates and utilization days both in Canada and the United States. The mix of drilling rigs working under term contracts and well-to-well contracts moved average dayrate pricing higher in the United States and Canada during the quarter over the third quarter of 2010. Revenue in Precision’s Contract Drilling Services segment increased by 53% while revenue increased 46% in the Canadian based Completion and Production Services segment in the fourth quarter of 2010 compared to the prior year quarter.
Drilling rig utilization days (spud to rig release plus move days) in Canada during the fourth quarter of 2010 were 9,730, an increase of 48% compared to 6,595 in 2009. Drilling rig activity for Precision in the United States was 51% higher than the same quarter of 2009 due to the recovery of drilling rig activity which began in the third quarter of 2009. On average Precision had one rig working in Mexico during the fourth quarter of 2010 and averaged two rigs in the corresponding quarter of 2009. Precision’s camp and catering division benefited from the start up of a 500 man base camp in Canada that is contracted through the second quarter 2011. During the quarter, an average of 106 drilling rigs worked in Canada and 98 worked in the United States and Mexico totalling an average of 204 rigs working. This compares with an average of 176 rigs working in the third quarter of 2010 and 138 rigs in the fourth quarter a year ago. Service rig activity increased 32% from the prior year period, with the service rig fleet generating 84,758 operating hours in the fourth quarter of 2010 compared with 64,045 hours in 2009 for utilization of 42% and 32%, respectively. Precision now includes snubbing services with service rigs. Comparative amounts have been restated to reflect this change.
Precision reported EBITDA for the fourth quarter of $145 million compared with $93 million for the fourth quarter of 2009. EBITDA margin (EBITDA as a percentage of revenue) was 33% for the fourth quarter of 2010 compared to 32% for the same period in 2009. The increase in EBITDA margin was primarily attributable to higher utilizations and higher average dayrates in both markets in the fourth quarter of 2010 versus the prior year period. Precision’s term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.
Total operating costs were consistent in the fourth quarter of 2010 at 59% of revenue. Average operating costs per day for drilling rigs increased in the fourth quarter of 2010 to US$12,681 from the prior year fourth quarter of US$11,934 in the United States and decreased from $8,724 to $8,687 in Canada. The cost decrease in Canada was primarily due to cost control efforts offset by a labour rate increase that became effective at the beginning of the fourth quarter. In the United States, the increase was due to higher repairs and maintenance, proportionately higher activity in turnkey services and higher sales and use taxes. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $476 in the fourth quarter of 2010 as compared to $455 in the fourth quarter of 2009 due to a labour cost increase in late 2010 which was offset by an increase in service pricing.
General and administrative expenses were $34 million, an increase of $11 million from the fourth quarter of 2009 as incentive compensation costs tied to share price performance increased due to the rise in Precision’s share price.
Depreciation and amortization expense in the fourth quarter of 2010 was $50 million compared with $35 million in the same period on 2009. The increase is attributable to the increase in activity in both Canada and the United States.
28      Management’s Discussion and Analysis

Net financing charges of $109 million for the fourth quarter of 2010 were $74 million higher than the prior year. Included in financing charges is the cost associated with the refinancing of Precision’s long-term debt which required the Corporation to take a non-cash charge of $91 million for the expensing of deferred financing costs related to the previously outstanding long-term debt compared to an $8 million charge in 2009 related the voluntary prepayments on the term loan A and term loan B credit facilities.
In the fourth quarter of 2010 capital expenditures were $111 million, an increase of $97 million over the same period in 2009 and included $57 million on expansionary initiatives and $54 million on the upgrade of existing assets.
Contract Drilling Services segment revenue for the fourth quarter of 2010 increased by 53% to $367 million and EBITDA increased by 54% to $137 million compared to the same period in 2009. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.
For the quarter, EBITDA margins in the Contract Drilling Services segment were consistent with the prior year at 37% of revenue. In Canada the increase in activity was realized in the spot market where rates are generally lower than term contracted rig rates while in the United States rigs contracted in 2010 were at lower average rates when compared to 2009. In Canada during the quarter Precision averaged 37 rigs working under term contracts representing 35% of its active rigs compared to 35 term contracted rigs in 2009 representing 49% of its active rigs. While in the United States Precision averaged 62 drilling rigs working under term contracts representing 64% of its active rigs compared to 35 rigs under term contract representing 55% of the active fleet. Average rig dayrates in Canada for the quarter were up 4% over the prior quarter and up 2% in the United States. Sequentially, the fourth quarter EBITDA margins were three percentage points higher than the third quarter of 2010 due to increased average rig dayrates.
In the Contract Drilling Services segment depreciation for the quarter was $12 million higher than 2010 due to the increase in activity in both the United States and Canada and asset mix associated with higher performance Tier 1 and Tier 2 rig utilization and acquisition growth. The segment applies the unit of production method in calculating rig depreciation expense. During the fourth quarter of 2009 the Contract Drilling Services segment recognized a loss of $68 million related to the decommissioning of 38 drilling rigs.
In the Completion and Production Services segment, revenue for the fourth quarter of 2010 increased by 46% from the comparable quarter of 2009 to $72 million while EBITDA increased by 75% to $22 million. The increase in revenue and EBITDA is attributed to the increase in industry activity as customers increased spending in response to higher oil and NGL commodity prices.
Service rig and snubbing activity increased 32% from the prior year period, with the fleet generating 84,758 operating hours in the fourth quarter of 2010 compared with 64,045 hours in 2009 for utilization of 42% and 32%, respectively. The increase was the result of higher service rig demand due to increased drilling activity and spending on maintenance of existing wells. New well completions accounted for 30% of service rig operating hours in the fourth quarter compared to 27% in the same quarter in 2009. Well completions in Canada in the fourth quarter increased 210% from the same quarter in 2009.
In the Completion and Production Services segment, depreciation in the fourth quarter of 2010 was higher than the prior year period due to higher activity levels. In the fourth quarter of 2009 the Completion and Production Services segment recorded a $14 million loss related to the decommissioning of 30 well servicing rigs and nine snubbing units. The segment applies the unit of production method in calculating well servicing rig depreciation expense.
Precision Drilling Corporation 2010 Annual Report      29

YEAR ENDED DECEMBER 31
Contract Drilling Services Financial Results
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2010	Revenue	2009	Revenue	2008	Revenue

Revenue	$1,212,656		$1,030,852		$809,317
Expenses:
Operating	738,515	60.9	578,225	56.1	425,051	52.5
General and administrative	57,503	4.7	55,160	5.3	25,129	3.1

EBITDA (1)	416,638	34.4	397,467	38.6	359,137	44.4
Depreciation and amortization	156,179	12.9	118,889	11.5	57,076	7.1
Loss on asset decommissioning	—		67,794	6.6	—	—

Operating earnings (1)	$260,459	21.5	$210,784	20.4	$302,061	37.3

		% Increase		% Increase		% Increase
	2010	(Decrease)	2009	(Decrease)	2008	(Decrease)

Number of drilling rigs (end of year)	355	0.9	352	(5.9)	374	52.7
Drilling utilization days (operating and moving):
Canada	31,176	46.9	21,229	(38.4)	34,488	(0.2)
United States	32,450	43.1	22,672	183.2	8,006	281.6
International	602	(15.2)	710	346.5	159	n/m
Drilling revenue per utilization day:
Canada	$16,139	(9.5)	$17,824	8.6	$16,420	(2.5)
United States (in US$)	$18,965	(17.4)	$22,951	6.2	$21,610	(7.9)
Drilling statistics: (2)
Number of wells drilled	3,196	45.4	2,198	(45.9)	4,061	(13.9)
Average days per well	8.8	2.3	8.6	13.2	7.6	16.9
Number of metres drilled (000s)	5,119	54.4	3,316	(39.0)	5,440	(6.4)
Average metres per well	1,602	6.2	1,509	12.6	1,340	8.8

(1)	Non-GAAP measure. See page 45.

(2)	Canadian operations only.
2010 Compared to 2009
The Contract Drilling Services segment generated revenue of $1,213 million in 2010, 18% more than the $1,031 million in 2009. The increase in revenue was the result of an increase in drilling activity in both Canada and the United States.
Operating earnings of $260 million decreased by $50 million or 24% from $211 million in 2009 and was 21% of revenue in 2010 compared to 20% in 2009. The increase is due to the decommissioning of 38 drilling rigs during the fourth quarter of 2009 resulting in a non-cash charge to earnings of $68 million. Operating expenses were 61% of revenue in 2010 compared to 56% in 2009 primarily as a result of a reduction in average revenue per utilization day. Operating expenses on a per day basis were 8% lower in Canada and 6% lower in the U.S. due to rig mix partially offset by costs associated with rig start-ups. General and administrative expense was higher in the year due to the increase in activity.
Capital expenditures for the Contract Drilling Services segment in 2010 were $159 million and included $69 million to expand the underlying asset base and $90 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2010 rig build program for nine new build Super Series rigs of which four were completed and placed into service by December 31, 2010.
Canadian Drilling division revenues increased $129 million or 34% to $507 million from $378 million in 2009. Higher oil prices and moderately higher natural gas prices throughout 2010 resulted in about 11,940 total wells drilled in Canada, 45% higher than in 2009. Horizontal drilling continues to expand in popularity in 2010 as operators exploited tight oil and natural gas plays with horizontal well bores and multi-stage fractures.
30       Management’s Discussion and Analysis

Precision’s Canadian 2010 year end net rig count fell by one to 202. The industry drilling rig fleet has remained consistent with 2009 at about 800 drilling rigs at the end of 2010. Operating day utilization for Precision increased 15 percentage points to 38% while the industry utilization increased 16 percentage points to 41%. Industry operating days in Canada increased to 119,300 mainly due to an increase in oil prices.
Average drilling rig utilization dayrates for Precision rigs in Canada decreased by 9% in 2010 over 2009. With the increase in activity in 2010, proportionately more activity is coming from spot market rigs compared to contracted rigs, which are typically Tier 1 rigs and receive a dayrate premium.
Canadian Drilling operating earnings increased by 10 percentage points to 35% in 2010 primarily due to the 2009 charge related to the decommissioning of 26 rigs which contributed to a 12 percentage point decline in 2009. Excluding the effects of the 2009 asset decommissioning, depreciation expense for the year was $13 million higher than 2009 due to the increase in activity. Excluding the decommissioning charge, lower average dayrates, as more Tier 2 and Tier 3 rigs went to work, combined with costs associated with rig start ups to offset increased activity and resulted in Canadian Drilling operating earnings percentage remaining consistent with 2009.
The United States drilling division revenues increased $27 million or 4% over 2009 to $635 million. Drilling rig activity was 43% higher in 2010 due to increased utilization from higher customer demand due to improvement in global oil prices partially offset reduced average dayrates.
Average drilling rig utilization dayrates in the United States decreased 17% in 2010 from 2009. The decrease in rates was due to a reduction in term contracted rigs and therefore a higher proportion of rigs working under well-to-well contracts and margin contributions from idle but contracted rigs in 2009.
EBITDA generated from United States operating activities of $186 million decreased $30 million or 14% from $216 million in 2009 primarily due to a decrease in average revenue per day. Operating expenses increased from 59% of revenue in 2009 to 65% in 2010.
LRG Catering activity and revenue increased by 2% and 3% respectively in 2010, which is less than increases in drilling activity as operators sought economic alternatives to on-site accommodations. To achieve greater cost control, LRG brought the purchasing and warehousing of its grocery items in-house.
Rostel Industries and Columbia Oilfield Supply divisions provide valuable support, best measured by the efficiencies and contributions made to Precision through cost savings. Rostel’s expertise provided Precision control over rig construction and enhanced cost control. Columbia leveraged its volume purchasing advantage and supplier relationships to provide timely and reliable supplies to keep Precision’s rigs operating and allows Precision to standardize product use and quality.
2009 Compared to 2008
The Contract Drilling Services segment generated revenue of $1,031 million in 2009, 27% more than the $809 million in 2008. An increase in drilling activity resulting mainly from Precision’s acquisition in December 2008 of Grey Wolf, Inc. was offset by lower customer demand on an industry wide basis and corresponding lower average dayrates in both Canada and the United States.
Operating earnings of $211 million decreased $91 million or 30% from $302 million in 2008 and were 20% of revenue in 2009 compared to 37% in 2008. The decrease is primarily due to lower revenue and the decommissioning of 38 drilling rigs during the fourth quarter resulting in a non-cash charge to earnings of $68 million.
Capital expenditures for the Contract Drilling Services segment in 2009 were $183 million and included $163 million to expand the underlying asset base and $20 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2008 rig build program where 16 rigs were being constructed for operations in the United States and Canada.
Precision Drilling Corporation 2010 Annual Report       31

Canadian Drilling division revenues decreased $188 million or 33% over 2008 to $378 million due to a decrease in industry drilling brought about by low oil prices in the first quarter and depressed natural gas price throughout 2009.
Canadian Drilling operating earnings as a percentage of revenue decreased by 12 percentage points to 25% of revenue in 2009 primarily due to the decommissioning of 26 rigs. Normalized for the loss on asset decommissioning, higher dayrates combined with costs saving initiatives allowed for Canadian Drilling operating earnings percentage to be maintained.
The United States drilling division revenues increased $418 million or 220% over 2008 to $608 million. Drilling rig activity was 183% higher in 2009 due to the acquisition growth in December 2008.
EBITDA generated from United States operating activities of $216 million increased $124 million or 134% from $92 million in 2008 primarily due to an increase in activity from the rig fleet growth during 2008, primarily with the acquisition of Grey Wolf in December 2008. Operating expenses increased from 49% of revenue in 2008 to 59% in 2009. The increase was mainly due to higher maintenance and repair costs for the rig fleet compared to the relatively new rig fleet during 2008, fixed costs spread over lower activity levels and a decrease in average drilling rates due to a more competitive environment.
Completion and Production Services Financial Results
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2010	Revenue	2009	Revenue	2008	Revenue

Revenue	$227,835		$176,422		$308,624
Expenses:
Operating	159,071	69.8	123,846	70.2	188,705	61.2
General and administrative	9,606	4.2	10,077	5.7	10,865	3.5

EBITDA (1)	59,158	26.0	42,499	24.1	109,054	35.3
Depreciation and amortization	21,491	9.4	17,186	9.7	22,966	7.4
Loss on asset decommissioning	—	—	14,379	8.2	—	—

Operating earnings (1)	$37,667	16.5	$10,934	6.2	$86,088	27.9

		% Increase		% Increase		% Increase
	2010	(Decrease)	2009	(Decrease)	2008	(Decrease)

Number of service rigs (2) (end of year)	220	—	220	(14.7)	258	2.7
Service rig operating hours	294,126	33.9	219,649	(39.2)	361,367	(5.9)
Revenue per operating hour	$637	(3.8)	$662	(8.4)	$723	(3.0)

(1)	Non-GAAP measure. See page 45.

(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.
2010 Compared to 2009
The Completion and Production Services segment revenue increased by $51 million to $228 million primarily due to an increase in industry activity as customers increased spending with the increase in oil and NGL prices.
Operating earnings increased by $27 million or 244% and was 17% of revenue in 2010 compared to 6% in 2009 due to higher service activity during the year and a $14 million charge for the decommission of 30 service rigs and nine snubbing units in 2009. Operating expenses remained consistent at 70% of revenue in 2010 and 2009. The slight decrease in costs as a percentage of revenue decreased due to higher equipment utilization resulting in lower daily or hourly operating costs associated with fixed operating costs. This was offset by higher crew wages effective in the fourth quarter. Depreciation expense for the year increased 25% from the prior year due to higher operating activity and fewer gains on disposal realized.
32       Management’s Discussion and Analysis

Capital spending in 2010 of $12 million, up 319% from $3 million in 2009, included capital to complete construction of three wastewater treatment units, add rental equipment to the fleet and upgrade service rigs and snubbing units.
The Precision Well Servicing division revenue increased by $42 million or 29% over 2009 to $187 million as operating activity increased over 2009 while average service rates were down due to the impact of wage reductions implemented in late 2009 that were passed to customers.
With a lag between the drilling and completion of a well, the industry reported 13,624 well completions in 2010, 46% higher than the 9,348 well completions in 2009. In addition, ongoing maintenance workovers on existing wells to ensure continuous and efficient production has also sustained activity through 2010. Industry fleet capacity in 2010 was slightly lower with approximately 1,000 compared to about 1,050 rigs at the end of 2009. High industry capacity has kept market pricing competitive. There was also a rising number of wells where rig less or coiled tubing methods are employed.
Precision Rentals division revenue increased to $34 million, which was $8 million or 31% higher than 2009 as activity increased due to higher drilling and well servicing activity and demand from unconventional wells. Each of Precision Rental’s three major product lines; surface equipment, tubulars equipment, and wellsite accommodations, experienced year-over-year declines in rates which was brought on by excess industry equipment and pricing pressures, but saw improvement during the fourth quarter as demand for equipment significantly increased.
The Terra Water Systems division generated revenue of $6 million in 2010 compared to $5 million in 2009, an increase of 26%.
2009 Compared to 2008
The Completion and Production Services segment revenue decreased by $132 million to $176 million in 2009 from 2008 mainly due to a decline in industry activity.
Operating earnings decreased by $75 million or 87% and was 6% of revenue in 2009 compared to 28% in 2008 due mainly to lower service activity during the year and a $14 million charge for the decommission of 30 service rigs and nine snubbing units in 2009. Operating expenses increased from 61% of revenue in 2008 to 70% in 2009. The margin decrease was primarily attributed to crew wage rate increases and lower equipment utilization which resulted in higher daily or hourly operating costs associated with fixed operating cost components.
Capital spending in 2009 of $3 million, down 88% from $24 million in 2008, included capital to complete the construction of a service rig and two wastewater treatment units, and for service rig and snubbing unit upgrades.
The Precision Well Servicing division revenue decreased by $116 million or 44% over 2008 to $145 million as operating rates moved downward in conjunction with reduced activity levels. Price decreases established in the first quarter of 2009 impacted operating rates for all of 2009. Costs were higher due to increased crew wages and fuel costs and a $14 million charge for decommissioning of 30 service rigs and nine snubbing units.
Precision Rentals generated revenues of $26 million, which was $15 million or 37% lower than 2008 as activity was impacted by lower drilling and well servicing activity. Each of Precision Rental’s three major product lines experienced year-over-year revenue declines in rates which was due to excess industry equipment and pricing pressure.
The Terra Water Systems division generated revenue of $5 million in 2009 compared to $6 million in 2008, a decrease of 18%.
Precision Drilling Corporation 2010 Annual Report       33

Corporate and other items
2010 Compared to 2009
Corporate and Other Expenses
Corporate and other expenses were $45 million a $10 million increase from the prior year of $35 million. The increase was primarily due to share based performance incentive plans and higher professional fees in the current year.
Foreign Exchange
The foreign exchange gain for the current year was $13 million compared to a gain of $123 million in the prior year. The current year foreign exchange gain is the result of strengthening of the Canadian dollar relative to the U.S. dollar and the resulting impact on United States dollar denominated debt offset by the translation of foreign dollar denominated monetary assets. In 2009 the foreign exchange gain was much larger as there was a greater strengthening of the Canadian dollar relative to the U.S. dollar. On November 17, 2010 Precision’s U.S. dollar debt was designated a hedge of U.S. dollar denominated operations
Financing Charges
Net financing charges of $211 million increased by $64 million compared to 2009. This increase was attributable a loss on settlement of debt of $116 million resulting from the repayments of the term loan A and term loan B credit facilities offset by lower average debt outstanding during 2010 compared to the prior year. Included in financing charges is the amortization of debt issue costs, including accelerated amortization from voluntary debt repayments of $29 million compared to $34 million in 2009.
Income Taxes
The year-over-year decrease in taxes of $9 million was largely a result of foreign exchange gains and income taxed at lower rates.
2009 Compared to 2008
Corporate and Other Expenses
Corporate and other expenses for 2009 were in-line with 2008 at $35 million.
Foreign Exchange
The foreign exchange gain in 2009 was $123 million compared to a gain of $2 million in the prior year. The increase was the result of translation gains on United States dollar denominated debt and the weakening of the U.S. dollar relative to the Canadian dollar offset marginally by losses on the translation of foreign dollar denominated monetary assets. At the start of 2009, 92% of the long-term debt was denominated in U.S. dollars whereas as a result of repayments and refinancing through the year as at the end of 2009, 78% of the debt was denominated in U.S. dollars.
Financing Charges
Net financing charges for 2009 of $147 million increased by $133 million compared to 2008. The increase was attributable to the higher average debt outstanding during 2009 compared to the prior year and the interest associated with the credit facilities as part of the Grey Wolf acquisition completed December 23, 2008. Included in financing charges is the amortization of debt issue costs for $26 million compared to $1 million in 2008.
Income Taxes
Precision’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was nil in 2009 compared to 11% in 2008. The year-over-year decrease in the effective income tax rate was largely due to foreign exchange gains and income taxed at lower rates.
34       Management’s Discussion and Analysis

RESULTS BY GEOGRAPHIC SEGMENT
(Stated in thousands of Canadian dollars)

Years ended December 31,	2010	2009	2008

Revenue:
Canada	$772,332	$569,013	$909,001
United States	634,885	608,109	189,796
International	27,239	23,748	4,686
Inter-segment elimination	(4,803)	(3,424)	(1,592)

	$1,429,653	$1,197,446	$1,101,891

Total Assets:
Canada	$1,818,875	$1,639,046	$1,741,462
United States	2,422,842	2,498,909	3,033,378
International	55,071	53,758	58,862

	$4,296,788	$4,191,713	$4,833,702

Precision Drilling Corporation 2010 Annual Report       35

CRITICAL ACCOUNTING ESTIMATES
This Management’s Discussion and Analysis of Precision’s financial condition and results of operations is based on Precision’s consolidated financial statements which are prepared in accordance with Canadian GAAP. These principles differ in certain respects from United States GAAP and these differences are described and quantified in Note 20 to the consolidated financial statements.
Precision’s significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as Precision’s operating environment changes.
Following are the accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to Precision’s reporting of results of operations and financial positions.
Allowance for doubtful accounts receivable
Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances. However, given the cyclical nature of the oil and natural gas industry in Canada, the current state of debt and equity markets and the inherent risk of successfully finding hydrocarbon reserves, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In cases where creditworthiness is uncertain, services are provided on receipt of cash in advance, on receipt of a letter of credit, on deposit of monies in trust or services are declined.
Impairment of long-lived assets
Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2010, Precision completed its assessment and concluded that there was no impairment of the carrying value, however Precision will be taking a fair value reduction on certain assets upon implementation of IFRS.
36     Management’s Discussion and Analysis

Depreciation and amortization
Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.
Income taxes
The Corporation and its subsidiaries follow the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with Precision’s future tax assets.
The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate.
Transition to International Financial Reporting Standards
Precision is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from January 1, 2011, the changeover date set by Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year is required on the effective date.
Precision has substantially completed its IFRS conversion plan and has adopted IFRS effective January 1, 2011. Training has been completed by employees impacted by the transition to IFRS.
Precision’s project plan consisted of the following key activities:
•	Identification and assessment of differences between Canadian GAAP (“CGAAP”) and IFRS;

•	Identification of key personnel required for design and implementation of the differences and accounting policies;

•	Selection of new and revision of existing accounting policies to meet the requirements under IFRS;

•	Design of information systems business processes to facilitate transition to IFRS and future compliance with IFRS;

•	Review of the internal control environment and modification to controls as needed;

•	Review of compensation plans and debt covenants; and

•	Implementation of changes to information systems to facilitate dual reporting of financial results for transition year of 2010.
Precision has completed the above project activities. Transition to IFRS is not expected to materially impact debt covenants or affect cash flows. Except for changes to management reports, no significant changes are expected in internal controls over financial reporting or disclosure controls.
Precision Drilling Corporation 2010 Annual Report     37

Precision will present financial statements for the first time in accordance with IFRS for the interim period ending March 31, 2011. Precision has completed an assessment of the impact of IFRS transition on its opening IFRS balance sheet which is being reviewed by its external auditors. Accordingly, the information being presented herein may differ from Precision’s first IFRS compliant financial statements for period ending March 31, 2011.
Estimated impact of IFRS on Precision’s Balance Sheet on adoption of IFRS (unaudited)

		As at January 1, 2010 (Transition Date)
			Effect of
		Previous	transition
(Stated in thousands of Canadian dollars)	Note	CGAAP	to IFRS	IFRS

ASSETS
Current assets:
Cash		$130,799	$—	$130,799
Accounts receivable		283,899	—	283,899
Income tax recoverable		25,753	—	25,753
Inventory		9,008	—	9,008

		449,459	—	449,459
Income tax recoverable		64,579	—	64,579
Property, plant and equipment	B	2,913,966	(260,762)	2,653,204
Intangibles	A	3,156	—	3,156
Goodwill	A	760,553	(476,016)	284,537

		$4,191,713	$(736,778)	$3,454,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	C,D	$128,376	$6,598	$134,974
Current portion of long-term debt		223	—	223

		128,599	6,598	135,197
Long-term liabilities	G	26,693	909	27,602
Long-term debt		748,725	—	748,725
Future income taxes	A to F	703,195	(82,910)	620,285

		1,607,212	(75,403)	1,531,809
Shareholders’ equity:
Shareholders’ capital	A,G	2,770,708	(571,969)	2,198,739
Contributed surplus	C,D	4,063	(4,063)	—
Retained earnings (deficit)	H	107,227	(382,840)	(275,613)
Accumulated other comprehensive income (loss)	F	(297,497)	297,497	—

		2,584,501	(661,375)	1,923,126

		$4,191,713	$(736,778)	$3,454,935

Notes:

A)	Precision has elected to apply IFRS retrospectively to all business combinations that occurred on or after December 23, 2008. Changes from the application of IFRS 3 Business Combinations on its Grey Wolf acquisition (the only acquisition to be restated) would have resulted in $590 million less purchase consideration, acquisition-related costs of $22 million to be expensed, intangible asset valued at $69 million to be recognized and amortized over its estimated life and additional deferred tax of $26 million which would have been subsequently realized in 2009 as the intangible asset would have been fully amortized in 2009.
38     Management’s Discussion and Analysis

The acquisition is restated as follows:

(Stated in thousands of Canadian dollars)	CGAAP	IFRS

Net assets at assigned values:
Working capital	$470,586	$470,586
Property, plant and equipment	1,869,875	1,869,875
Intangible assets	4,428	77,643
Goodwill (no tax basis)	553,335	(103,109)
Long-term liabilities	(23,308)	(23,308)
Long-term debt	(319,115)	(319,115)
Deferred income taxes	(553,682)	(581,504)

	$2,002,119	$1,391,068

Consideration:
Cash	$1,113,034	$1,091,522
Trust units	889,085	299,546

	$2,002,119	$1,391,068

Under CGAAP, purchase consideration was valued based on Precision’s share price on the date at which the acquisition was announced while under IFRS it is valued based on the share price on the date at which the acquisition closed. The additional intangible asset to be recognized under IFRS related to the purchased name which Precision did not intend to use in the long term and is fully amortized during 2009 under IFRS. Under IFRS negative goodwill acquired on a business combination is recognized in income in the year of acquisition. The goodwill adjustment was restated for foreign exchange translation as at December 31, 2009 resulting in a Canadian dollar reduction of carrying value of $75 million.

B)	In accordance with IFRS 1, Precision elected to fair value select rigs in the United States and Canada. The fair value election for certain rigs has resulted in an adjustment to the carrying value of $146 million. For the remaining property, plant and equipment, historical records were built from inception of Precision using principles of IAS 16 Property Plant and Equipment. This has resulted in a decrease in the carrying value of Property, Plant and Equipment of $115 million. The adjustment to the carrying value resulted in a decrease to future income tax liability of $84 million.

C)	Prior to Precision’s conversion to a corporation, the capital structure consisted of Trust units and exchangeable LP units which contained features that allowed the units to be redeemed for cash at any time and on demand by the unitholder. Under IFRS this redemption feature requires Precision’s equity settled share based compensation plan for non-management directors and share option plan for employees to be accounted for as liability based awards and be re-measured until settlement at the end of each reporting period. Under CGAAP the share-based compensation plan for non-management directors was accounted for by reference to the trading value of the Corporation’s shares at the date of grant while the share option plan was treated as equity settled award and valued based on the fair value of the option at the date of grant using the Black-Scholes option pricing model. The net effect of these differences is to decrease retained earnings by $1 million for additional compensation expense (net of tax), remove $4 million from contributed surplus and record $5 million in current liabilities.

D)	Precision has a cash settled share appreciation rights plan (“SAR”) which under CGAAP is recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR. The differences in methodology resulted in a decrease to retained earnings of $1 million for additional compensation expense (net of tax) and a $2 million increase to current liabilities at the date of transition.
Precision Drilling Corporation 2010 Annual Report     39

E)	Under CGAAP, Precision expensed borrowing costs as incurred. At the date of transition, Precision elected to capitalize borrowing costs only in respect of qualifying assets for which the commencement date for capitalization was on or after the date of transition. There was no effect to Precision’s financial statements as a result of this election as there were no qualifying assets at the transition date.

F)	In accordance with IFRS 1, Precision has elected to deem all foreign currency translation adjustments included in accumulated other comprehensive loss prior to the date of transition to be nil.

G)	Prior to Precision’s conversion to a corporation, it had issued and outstanding exchangeable LP units which under IFRS would be considered a financial liability. This financial liability would be revalued at the end of each reporting period based on the period end trading price of Precision’s Trust units with the resulting gains or losses included in earnings. Upon the exchange of LP units for Trust units, the LP unit would be revalued to the trading price of Precision’s Trust unit on the date of exchange with the associated amount transferred from long-term liabilities to Shareholders’ Equity.

H)	Estimated impact of IFRS on Precision’s retained earnings on adoption of IFRS (unaudited).

		As at
(Stated in thousands of Canadian dollars)	Note	January 1, 2010

Business combination:	A
Acquisition costs		$(21,512)
Amortization of intangibles		(68,677)
Negative goodwill		103,109
Foreign exchange		74,506
Deferred income tax		26,097

		113,523
Fair valuation of selected rigs net of depreciation	B	(145,868)
Calculation of historical PP&E cost net of depreciation	B	(114,894)
Deferred tax PP&E adjustments	B	84,049
Unit based compensation	C,D	(1,644)
Foreign currency translation adjustment	F	(297,497)
Difference in accounting for deferred tax		(2,030)
Exchangeable LP units	G	(18,479)

Decrease in retained earnings		$(382,840)

Precision is monitoring changes being made to IFRS by the standard setting body. A number of standards are expected to be revised in the next 2 to 3 years by the standard setting body.
40     Management’s Discussion and Analysis

Overview of Business Risks
The discussion of risk that follows is not a complete representation. Additional information related to risks is disclosed in the 2010 Annual Information Form filed with SEDAR and available at www.sedar.com. Also refer to the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 3.
Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig, camp and catering and rentals business and activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows and earnings.
Crude Oil and Natural Gas Prices
Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business.
To partially mitigate the risk associated with demand for our services Precision maintains as variable a cost structure as it can while continuing to enable it to provide the level of service expected by its customers.
Business is Seasonal and Highly Variable
In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.
Workforce Availability
Precision may not be able to find enough skilled labour to meet its needs, which could limit its growth. As a result, Precision may have problems finding enough skilled and unskilled laborers in the future if demand for its services increases. If Precision is not able to increase its service rates sufficiently to compensate for similar wage rate increases, its operating results may be adversely affected.
Precision Drilling Corporation 2010 Annual Report     41

To mitigate labour risk Precision closely monitors crew availability for field operations. To retain and attract field personnel Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security. Precision works to ensure future field personnel requirements through programs like its “Toughnecks” recruiting program.
Credit Market Conditions May Adversely Affect Business
The ability to make scheduled debt repayments, to refinance debt obligations or access financing depends on the financial condition and operating performance of Precision, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. Volatility in the credit markets in the future may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect Precision’s, or third parties it seeks to do business with, ability to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.
In addition, should there be volatility or uncertainty in the capital markets in the future, access to financing may be uncertain, which may have an adverse effect on the industry in which Precision operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including Precision, in the event they are unable to access the capital markets to fund their business operations.
Access to Additional Financing
Precision may find it necessary in the future to obtain additional debt or equity financing to support ongoing operations, to undertake capital expenditures, to repay existing indebtedness (including the Secured Revolver Facility and the 6.625% Senior Notes) or to undertake acquisitions or other business combination transactions. Because of the substantial uncertainty in the credit markets and the increased costs associated with issuing debt, Precision cannot assure that additional financing will be available to Precision when needed or on terms acceptable or favourable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit growth and may have a material adverse effect on Precision’s revenues, cash flows and profitability.
To mitigate credit and financing risks Precision regularly assesses its credit policies and capital structure. Precision currently maintains sufficient liquidity as described in its liquidity and capital management earlier in this report.
Technology
Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that meet customer demand is critical to its continued success. Precision cannot assure that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.
To attempt to mitigate this risk Precision has an experienced internal engineering department which works closely with operations and marketing on equipment design and improvements.
Competitive Industry
The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Precision believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling
42     Management’s Discussion and Analysis

contractor to select. Precision believes other factors are also important. Among those factors are: the drilling capabilities and condition of drilling rigs; the quality of service and experience of rig crews; the safety record of the contractor and the particular drilling rig; the offering of ancillary services; the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and the mobility and efficiency of rigs.
Capital Overbuild in the Drilling Industry
Because of the long life nature of drilling equipment and the lag between the moment a decision to build a rig is made and the moment the rig is placed into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may exceed actual demand. Management believes that there is currently an excess of rigs in the North American oil and gas industry in relation to current levels of demand. This capital overbuild could cause Precision’s competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which would have an adverse effect on the revenues, cash flows and earnings of Precision.
Tax Consequences of Previous Transactions Completed by Precision
The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $350 million, including the estimated amount pertaining to the long-term income tax recoverable on the balance sheet for $58 million. On February 9, 2011 the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year which is included in the $350 million noted above. The Corporation will appeal this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process required the Corporation to pay security of approximately $108 million.
Environmental
There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and resulting in lower demand for Precision’s services.
Precision maintains a comprehensive insurance and risk management program to protect its assets and operations. Precision monitors and complies with current environmental requirements.
United States Dollar Exchange Exposure
Precision’s operations in the United States and Mexico have revenue, expenses, assets and liabilities denominated in United States dollars. As a result, Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and United States dollars.
•	Translation of United States Subsidiaries
Precision’s United States operations are considered self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, the assets and liabilities of Precision’s operations in the
Precision Drilling Corporation 2010 Annual Report     43

United States are recorded in the consolidated financial statements at the exchange rate in effect at the balance sheet dates and the unrealized gains and losses are included in other comprehensive income, a component of shareholders’ equity. As a result, changes in the Canadian to United States dollar exchange rates could materially increase or decrease Precision’s United States dollar denominated net assets on consolidation which would increase or decrease, as applicable, shareholders’ equity. In addition, under certain circumstances Canadian GAAP requires foreign exchange gains and losses that are accumulated in other comprehensive income to be recorded as a foreign exchange gain or loss in the statement of earnings. Precision’s United States operations generate revenue and incur expenses in United States dollars and the United States dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the United States dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from United States operations will be negatively impacted.
•	Transaction Exposure
Precision has long-term debt denominated in United States dollars. Precision has designated its United States dollar denominated unsecured senior notes as a hedge against the net asset position of its self-sustaining United States operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. The vast majority of Precision’s United States operations are transacted in United States dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for its Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on Precision’s Canadian operations’ financial results.
Safety Risk
Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements and health and safety legislation. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for services and could have a material adverse effect on Precision’s revenues, cash flows and earnings.
Through its Target Zero program Precision maintains a comprehensive training and assessment program designed to work towards a vision of no work place incidents resulting in injury.
Dependence on Third Party Suppliers
Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or other unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to customers may have a material adverse effect on Precision’s revenues, cash flows and earnings.
To mitigate this risk Precision maintains relationships with a number of key suppliers and uses internal procurement operations when appropriate.
44     Management’s Discussion and Analysis

Evaluation of Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, to allow timely decisions regarding required disclosure.
As of December 31, 2010, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at December 31, 2010.
During the fourth quarter of 2010, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.
It should be noted that while Precision’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Non-GAAP Measures
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believe these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.
EBITDA
Management believes that in addition to net earnings, earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange (“EBITDA”) as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested, how non-cash depreciation and amortization charges or how non-cash decommissioning charges affect results.
Precision Drilling Corporation 2010 Annual Report     45

The following table provides a reconciliation of net earnings under GAAP as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit) to EBITDA.

(Stated in thousands of Canadian dollars)	2010	2009	2008

EBITDA	$435,383	$407,001	$436,536
Add (deduct):
Depreciation and amortization	(182,719)	(138,000)	(83,829)
Loss on asset decommissioning	—	(82,173)	—
Foreign exchange	12,712	122,846	2,041
Financing charges	(211,327)	(147,401)	(14,174)
Income taxes	8,042	(570)	(37,844)

Net earnings	$62,091	$161,703	$302,730

Operating earnings
Management believes that in addition to net earnings, operating earnings as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

(Stated in thousands of Canadian dollars)	2010	2009	2008

Operating earnings	$252,664	$186,828	$352,707
Add (deduct):
Foreign exchange	12,712	122,846	2,041
Financing charges	(211,327)	(147,401)	(14,174)
Income taxes	8,042	(570)	(37,844)

Net earnings	$62,091	$161,703	$302,730

46     Management’s Discussion and Analysis